UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                           WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                            July 19, 2018

  Via E-mail

  Kelley D. Parker, Esq.
  Paul, Weiss, Rifkind, Wharton & Garrison LLP
  1285 Avenue of the Americas
  New York, NY 10019

          Re:     Perry Ellis International, Inc.
                  Schedule 13E-3
                  Filed July 11, 2018 by Perry Ellis International Inc.; Feldenkreis
                         Holdings LLC; GF Merger Sub, Inc.; George Feldenkreis;
Oscar
                         Feldenkreis; Fanny Hanono; The George Feldenkreis
Revocable
                         Trust UAD 12/23/13; The Oscar Feldenkreis Revocable
Trust UAD
                         05/06/11; The Fanny Hanono Revocable Trust UAD
07/06/11; The
                         Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12;
The Jennifer
                         Feldenkreis 2012 Irrevocable Trust UAD 10/17/12; and
The Stephanie
                         Feldenkreis 2012 Irrevocable Trust UAD 10/17/12
                  File No. 005-48707

                  Preliminary Proxy on Schedule 14A
                  Filed July 11, 2018
                  File No. 000-21764

  Dear Ms. Parker:

         We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter within ten business days by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.
 Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
July 19, 2018
Page 2


Schedule 13E-3

Exhibit 99(a)(2)(i)
General

1. Please affirmatively state whether or not the company or any affiliate (including any of the GF Group Filing Persons) received any report, opinion, or appraisal from an outside party materially related to the Rule 13e-3 transaction, other than the reports from PJS already filed as exhibits. Refer to General Instruction E to Schedule 13E-3 and Item
       1015(a) of Regulation M-A. In this regard, we note, for instance, that your disclosure on page 69 concerning the role of SCOPE Capital Partners does not satisfy your disclosure obligation with respect to outside reports, opinions and appraisals provided to George
       Feldenkreis.

Preliminary Proxy Statement

Summary Term Sheet, page 1

2. We note that the Summary Term Sheet and the Questions and Answers cover 22 pages of your proxy statement. Revise and consolidate both sections to ensure you comply with
       Item 1001 of Regulation M-A.

Forward-Looking Statements, page 23

3. The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a
       "Special Factors" section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please relocate this section and the disclosure on pages 25 to 32.

4. We note the disclaimer on page 24 that you do not undertake any obligation to update or revise any forward-looking statements to reflect "new information or the occurrence of unanticipated events." This disclosure is inconsistent with your obligation under Rules
       13e-3(d)(2) and 13e- 3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please confirm that the proxy statement will be amended and re- circulated to comply with those rules as necessary.

Background of the Merger, page 32

5.     We note the disclosures on page 36-38, 49 and 76-77 concerning
AlixPartners'
       engagement and the "oral briefings and written findings" it delivered to the Special
       Committee concerning Management's projections. Please revise page 36 to explain
       AlixPartners' "role in the strategic process" and summarize all reports, opinions and
 Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
July 19, 2018
Page 3

      appraisals that it has provided to the Special Committee. File all such reports as exhibits and provide all of the required disclosure under Item 1015 of Regulation M-A. Refer to
      Items 1015(b) and 1016(c) of Regulation M-A.

6. Please substantially revise the Background of the Merger disclosures on pages 39 to 41, as well as the disclosure beginning on page 83 concerning the interests of directors and executive officers in the merger, to provide additional detail concerning the negotiation of the CIC Severance Plan and its material terms. For instance, and without limitation, please revise the Background section to identify the initial "proposed participants" to be covered by this new severance plan and explain whether the final participants differed from this initial set. Discuss George Feldenkreis' "concerns" with the CIC Severance
      Plan, as expressed in his May 2, 2018 letter, and the Special Committee's May 3 response. Explain whether Oscar Feldenkreis or any other executive officers negotiated with the Special Committee and/or George Feldenkreis concerning the terms of the Plan.
      Also, revise the disclosures beginning on page 83 concerning the interests of the directors and officers to explain how the new severance plan changed the severance arrangements that had been in place prior to adoption of the new plan in April 2018.

7. We note the disclosures on pages 39-41 concerning FWCook's engagement and its presentations to the Special Committee regarding its "views" and "benchmarking" of the
      CIC Severance Plan. Please revise to summarize all reports, opinions and appraisals that
      FWCook provided to the Special Committee. File all such reports as exhibits. Refer to
      Items 1015(b) and 1016(c) of Regulation M-A.

8. We note your use of the defined term "ABL" on page 43. Please revise to define such term and any other term used in the proxy statement that has not been defined.

Recommendation of the Special Committee and Our Board of Directors, page 53

9. We note that the special committee and the board of directors considered the PJS opinion.
      Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of
      Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee and the board of directors adopted PJS's analyses and conclusion as their own. Alternatively, revise your disclosure to include disclosure responsive to
      Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item
      1014.

10. Please address how each filing person relying on the PJS opinion, if any, was able to reach the fairness determination as to unaffiliated security holders given that the PJS fairness opinion addressed fairness with respect to holders of your shares other than
      Parent and its affiliates, rather than all unaffiliated security holders. Refer to Item
      1014(a) of Regulation M-A.
 Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
July 19, 2018
Page 4

11. Provide the disclosure relating to book value as described in instruction 2(iii) to Item
       1014 of Regulation M-A.

12. We note that the Selected Publicly Traded Companies Analysis PJS calculated a range of implied value per share of PERY common stock relating to the enterprise value as a multiple of LTM Adjusted EBITDA and Fiscal year 2019E EPS that is higher than the transaction price. Please revise this section to describe what, if any, consideration the special committee and board of directors gave to these results in their evaluation of the
       PJS analyses and opinion.

Opinion of PJS, page 59

13. Provide a summary of each report provided by PJS and filed as an exhibit to your
       Schedule 13E-3. See Item 1015(b)(6) of Regulation M-A.

14. Please revise this section to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values and EBITDA measures for each comparable company that is the basis for the ranges of value disclosed on pages 63 and 64 for the
       Selected Publicly Traded Companies and Selected Precedent Transactions analyses, (ii)
       the company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), and (iii) the premia for the transactions included in the Premia Analysis.

15. Refer to the Selected Publicly Traded Companies analysis. Please revise to clarify the adviser's bases for selecting the six companies, including, without limitation, an explanation of how these companies' operations could be considered "similar to certain operations of the company." Also revise to clarify whether the adviser chose not to select certain other companies possessing these same similarities and, if so, the reasons for each exclusion. Please similarly revise your disclosures concerning the adviser's bases for its selections in the "Selected Precedent Transactions Analyses" (page 63) and the "Premia
       Analysis" (page 65).

16. With respect to the Illustrative Discounted Cash Flow analysis, disclose the bases for
       PJS's selection of the discount rates, EBITDA multiples and perpetuity growth rates disclosed on page 64.

17. Refer to the Premia Analysis. Your disclosure describes the calculation of certain premiums "relative to the target's last undisturbed closing stock price prior to announcement of the transaction." We note that slide 26 of exhibit
(c)(2) to your
       Schedule 13E-3 shows enterprise value and the one-day premium for each of the transactions on page 66 of your disclosure. Please tell us how these seemingly different measurements were used by PJS. Also, revise the disclosure beginning on page 53 to describe what, if any, consideration the special committee and board of directors gave to
 Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
July 19, 2018
Page 5

       this seeming discrepancy.

Purposes and Reasons of the GF Group Filing Persons, page 68

18. Your inclusion of the members of the GF Group Filing Persons as filing persons indicates your conclusion that these persons are affiliates of the company for purposes of Rule 13e-
       3. Thus, please revise your disclosure (here and on page 69), currently stating that the members of the GF Group "may be deemed" affiliates of the company, to remove doubt from this conclusion. Similarly revise your reference to a "possible interpretation" of the
       SEC rules.

Certain Effects of the Merger, page 72

19. Provide the disclosure required by instruction 3 to Item 1013 of Regulation M-A.

Projected Financial Information, page 74

20. Please revise your disclosure to briefly discuss the material assumptions that underlie these projections and any material limiting factors on the projected information so that investors can have a better understanding of the basis for and limitations on these projections.

21.    Disclose the full projections and forecasts instead of their summaries.

Employment Agreements with Company Executive Officers, page 87

22. Define the term Change of Control here, rather than referring security holders to other filings.

23. Revise your disclosure of the potential severance agreement payments to show the payment to each person instead of an aggregate amount.

Exhibit 99(c)(2) through (c)(7)

24. We refer to the final three paragraphs at the end each PJ Solomon presentation to the
       Special Committee. Please include disclosure in the associated proxy statement and/or this exhibit to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that PJ Solomon consents to the inclusion of such materials in this filing and the corresponding reliance upon such information by security holders. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders' right to rely on such materials.
       http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm
 Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
July 19, 2018
Page 6


Form of Proxy Card

25.    Please mark the cover page and your form of proxy card as preliminary.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3619 if you have any questions regarding our comments.


                                                            Sincerely,

                                                            /s/ Daniel Duchovny
                                                            Daniel Duchovny
                                                            Special Counsel
                                                            Office of Mergers &
Acquisitions